Amendment No. 1 dated December 1, 2008 to TERMS SUPPLEMENT NO. 95 dated November 28, 2008	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program
EKSPORTFINANS ASA
$[•] 32.00% - 36.00% Reverse Convertible Notes linked to Corning Incorporated, due June 29, 2009
$[•] 12.00% - 16.00% Reverse Convertible Notes linked to Exxon Mobil Corporation, due June 29, 2009
     Reverse convertible notes (RevCons) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon in return for the risk that the RevCons will redeem for shares (or an equivalent amount of cash) of the underlying stock of a specific underlying company at maturity if the closing price of the underlying stock trades at or below the knock-in level on any trading day up to and including the determination date and the closing price of the related underlying stock on the determination date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if the underlying stock never trades at or below the knock-in level, the RevCons will return the stated principal amount at maturity. The coupon is paid regardless of the performance of the underlying stock. RevCons are not principal protected. This terms supplement offers two separate RevCons, each relating to the common stock of a different underlying company.
     “RevCons” is a service mark of Morgan Stanley.
Offering Information

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Agent acting in the capacity as:	Principal

Offerings:	This terms supplement relates to two separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This terms supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

Aggregate face amount:	For the notes linked to Corning Incorporated, $[•].
For the notes linked to Exxon Mobil Corporation, $[•].

Trade Date:	December 23, 2008

Original Issue Date:	December 29, 2008

Determination Date:	June 24, 2009

Maturity Date†:	June 29, 2009

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.
Investing in any one or more of these notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
MORGAN STANLEY
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-800-584-6837.

Notes linked to Corning Incorporated	Price to Public		Fees and Commissions			Proceeds to Us
Per note:		$1,000.00		$15.00	*		$985.00
Total:	$		$		*	$

Notes linked to Exxon Mobil Corporation	Price to Public		Fees and Commissions			Proceeds to Us
Per note:		$1,000.00		$15.00	*		$985.00
Total:	$		$		*	$

*	See “Supplemental plan of distribution” below.

Investment Overview
     RevCons pay a periodic, above-market, fixed rate coupon. At maturity, the notes will pay either (i) an amount of cash equal to the stated face amount of the notes, or (ii) if the closing price of the Reference Shares on the Determination Date is less than the Initial Reference Level and the closing price of the related Reference Shares has decreased to or below the specified Knock-In Level on any day over the term of the notes, a number of Reference Shares (or at our option, the cash equivalent thereof) worth less than the stated face amount of the notes. RevCons are not principal protected and offer no potential for appreciation. The value of any Reference Shares delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the notes, and may be zero.
Reference Shares Overview
Corning Incorporated
Corning Incorporated is a global, technology-based company. Information provided to or filed with the SEC by Corning Incorporated pursuant to the Exchange Act can be located by reference to SEC file number 001-03247.
     Information as of market close on November 24, 2008.

Ticker:	GLW	52 Weeks ago:	$22.93
Current Stock Price:	$8.95	52 Week High (on 05/19/2007):	$27.77
Current Dividend Yield:	2.23%	52 Week Low (on 11/20/2008):	$7.82
Exxon Mobil Corporation
Exxon Mobil Corporation is engaged in exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Information provided to or filed with the SEC by Corning Incorporated pursuant to the Exchange Act can be located by reference to SEC file number 001-02256.
     Information as of market close on November 24, 2008.

Ticker:	XOM	52 Weeks ago:	$85.68
Current Stock Price:	$78.80	52 Week High (on 12/28/2007):	$95.00
Current Dividend Yield:	2.03%	52 Week Low (on 10/15/2008):	$62.35

Key Investment Rationale
     The notes offer an income oriented strategy linked to the relevant Reference Shares.
•	A coupon which is higher than the current dividend yield on the Reference Shares.

•	No potential to participate in any appreciation in the Reference Shares.

•	The notes are not principal protected.
Key Benefits
     The notes pay an above market coupon in exchange for downside exposure to the Reference Shares, with only contingent protection against declines in the Reference Shares. If the closing price of the Reference Shares declines to, or below, the Knock-In Level on any trading day from, and including, the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Shares.

Enhanced Yield	• A monthly coupon, the rate per annum of which is higher than the current dividend yield on the Reference Shares.

• The coupon will be paid regardless of the performance of the Reference Shares.

Upside Scenario
•     If the closing price of the Reference Shares never declines to or below the Knock-In Level, the notes will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Shares, even if the Reference Shares is above the Initial Reference Level on the Determination Date.

Downside Scenario
•     If the closing price of the Reference Shares declines to or below the Knock-In Level on any day during the term of the notes and, on the Determination Date, is at a level below its Initial Reference Level, the notes will redeem for an amount of the Reference Shares worth less than the stated face amount and which may be zero. In this scenario, the notes will have outperformed the Reference Shares by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).
•	No guaranteed return of principal.

•	The notes will not provide investors with any appreciation in the Reference Shares.

•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

•	If the notes are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the notes.

•	The issuer of an Reference Shares is not involved in the offering for the notes in anyway. Neither the issuer nor the agent has made any due diligence inquiry in connection with the offerings.

•	The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the Reference Shares.

•	Credit risk to Eksportfinans.

•	The U.S. federal income tax consequences of an investment in the RevCons are uncertain.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

Key Terms of the Notes

Reference Shares:	The Reference Share for each note offering will be the common stock of the issuers as set forth in the table below.

Reference Share	CUSIP	Relevant	Ticker
(for each of the note offering)	No.	Exchange	Symbol
Corning Incorporated Exxon Mobil Corporation	219350105 30231G102	NYSE NYSE	GLW XOM

References to “NYSE” refer to the New York Stock Exchange.

Interest Rate:	For the notes linked to Corning Incorporated, 32.00% - 36.00% per annum, payable monthly in arrears on each Interest Payment Date beginning January 29, 2009.

For the notes linked to Exxon Mobil Corporation, 12.00% - 16.00% per annum, payable monthly in arrears on each Interest Payment Date beginning January 29, 2009.

Interest Payment Date:	The interest payment dates for each of the note offerings are January 29, 2009, February 28, 2009, March 29, 2009, April 29, 2009, May 29, 2009 and the Maturity Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

•     if the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been at or below the Knock-In Level of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

•     if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof) if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Initial Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange on the Trade Date.

For each note offering, the Initial Reference Level for each of the applicable Reference Share is as follows:

Corning Incorporated	$[•]
Exxon Mobil Corporation	$[•]

Final Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange on the Determination Date.

Knock-In Level:	For each note offering, the Knock-In Level will be a percentage of the Initial Reference Level of the applicable Reference Share as follows:

Notes linked to Corning Incorporated	$[•] (70.00% of the Initial Reference Level)
Notes linked to Exxon Mobil Corporation	$[•] (70.00% of the Initial Reference Level)

Share Redemption Amount:	The Share Redemption Amount for each of the note offerings is as follows:

Notes linked to Corning Incorporated	[•]
Notes linked to Exxon Mobil Corporation	[•]

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold, in the amount set forth for that note offering in the table above (or, at our option, the cash value thereof). This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level, as determined on the Trade Date, of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share. The Share Redemption Amount is subject to adjustment as described under “Adjustment Events” in the accompanying product supplement no. 1.

CUSIP No. and ISIN:	For each note offering, the CUSIP number and ISIN are as follows:

	CUSIP No.	ISIN
Corning Incorporated	282649BC5	US282649BC55
Exxon Mobil Corporation	282649BD3	US282649BD39

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attn: Structured Investments
Telephone No.: +1 212 761 4000
Additional terms specific to the notes
     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
          http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Hypothetical examples of amounts payable at maturity
     The following tables set out the hypothetical total return to the Maturity Date of a hypothetical note, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the closing price of the Reference Shares quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

     By contrast, if the closing price of the Reference Shares quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (or, at our option, the cash value thereof) (with fractional shares paid in cash).
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a six month term, a hypothetical interest rate of 14%, a hypothetical Initial Reference Level of $100.00 and a hypothetical Knock-In Level of $70.00. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price	Value of	6 Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date	Maturity	Payments	$	%
$ 80.00	$1,000.00	$70.00	$1,070.00	7.00%
$ 85.00	$1,000.00	$70.00	$1,070.00	7.00%
$ 90.00	$1,000.00	$70.00	$1,070.00	7.00%
$ 95.00	$1,000.00	$70.00	$1,070.00	7.00%
$100.00	$1,000.00	$70.00	$1,070.00	7.00%
Greater than $100.00	$1,000.00	$70.00	$1,070.00	7.00%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

Assumed Closing Price	Value of		6 Monthly
of Reference Shares	Payment at		Interest	6 Month Total Return
on Determination Date	Maturity		Payments	$	%
Greater than: $100.00	$1,000.00		$70.00	$1,070.00	7.00%
$80.00	$800.00	*	$70.00	$870.00	-13.00%
$60.00	$600.00	*	$70.00	$670.00	-33.00%
$40.00	$400.00	*	$70.00	$470.00	-53.00%
$20.00	$200.00	*	$70.00	$270.00	-73.00%
$10.00	$100.00	*	$70.00	$170.00	-83.00%
$ 5.00	$50.00	*	$70.00	$120.00	-88.00%
$ 0.00	$0.00	*	$70.00	$70.00	-93.00%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the Reference Issuers is derived from publicly available sources and is provided for informational purposes only.
     Each of the Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
According to its publicly available documents, Corning Incorporated (Corning) is a global, technology-based company that operates in four business segments: display technologies, telecommunications, environmental technologies and life sciences. The display technologies segment manufactures glass substrates for use in liquid crystal flat panel displays. The telecommunications segment manufactures optical fiber and cable, and hardware and equipment components for the telecommunications industry. The environmental technologies segment manufactures ceramic substrates and filters for automobile and diesel applications. The life sciences segment manufactures glass and plastic consumables for pharmaceutical and scientific applications. Information provided to or filed with the SEC by Corning Incorporated pursuant to the Exchange Act can be located by reference to SEC file number 001-03247.
According to its publicly available documents, Exxon Mobil Corporation (Exxon Mobil) through its divisions and affiliates is engaged in exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Exxon Mobil is a manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a range of specialty products. Exxon Mobil also has interests in electric power generation facilities. Affiliates of Exxon Mobil conduct research programs in support of these businesses. Exxon Mobil operates in three segments: Upstream, Downstream and Chemicals. Information provided to or filed with the SEC by Exxon Mobil Corporation pursuant to the Exchange Act can be located by reference to SEC file number 001-02256.
     In addition, information regarding the issuer of the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the applicable Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about Reference Issuers after the date of this terms supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of any of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in any of the Reference Shares.

Historical Performance
     The Reference Shares are traded on the Relevant Exchange. The following tables set forth the published intra-day high, low and closing prices of each of the Reference Shares since January 1, 2005. For each of these Reference Shares, historical price information is provided from the date of first trading on the Relevant Exchange. We obtained the information in the table below from Bloomberg without independent verification.
     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the applicable notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of each of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Corning Incorporated

Period	High	Low	Period End
2005
First Quarter	12.2300	10.7400	11.1300
Second Quarter	16.8400	11.1000	16.6200
Third Quarter	21.7400	16.5000	19.3300
Fourth Quarter	21.3900	17.5400	19.6600
2006
First Quarter	27.9800	20.0500	26.9200
Second Quarter	29.0900	20.8800	24.1900
Third Quarter	24.7300	17.8200	24.4100
Fourth Quarter	25.2000	18.7100	18.7100
2007
First Quarter	23.1200	18.4600	22.7400
Second Quarter	26.3400	22.7200	25.5500
Third Quarter	27.2200	22.4600	24.6500
Fourth Quarter	26.2900	21.3100	23.9900
2008
First Quarter	25.1400	21.3500	24.0400
Second Quarter	27.7700	23.0500	23.0500
Third Quarter	22.6000	14.5100	15.6400
Fourth Quarter (through November 24, 2008)	15.3000	7.8200	8.9500
Corning Incorporated
Closing Prices
January 1, 2005 to November 26, 2008

Exxon Mobil Corporation

Period	High	Low	Period End
2005
First Quarter	63.5700	49.4900	59.6000
Second Quarter	60.9000	53.3500	57.4700
Third Quarter	64.9800	57.8900	63.5400
Fourth Quarter	62.4900	55.2000	56.1700
2006
First Quarter	63.1100	58.2800	60.8600
Second Quarter	65.0000	56.6500	61.3500
Third Quarter	70.7200	62.1500	67.1000
Fourth Quarter	78.7300	65.4100	76.6300
2007
First Quarter	76.2400	69.8600	75.4500
Second Quarter	86.3600	76.1600	83.8800
Third Quarter	93.4400	80.6700	92.5600
Fourth Quarter	95.0500	84.1100	93.6900
2008
First Quarter	93.8300	81.4400	84.5800
Second Quarter	94.5600	84.9100	88.1300
Third Quarter	88.3500	73.2500	77.6600
Fourth Quarter (through November 24, 2008)	78.8000	62.3500	78.8000
Exxon Mobil Corporation
Closing Prices
January 1, 2005 to November 24, 2008

Supplemental information regarding taxation in the United States
     The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

	Deposit	Put Premium
Notes linked to Corning Incorproated	[•]%	[•]%
Notes linked to Exxon Mobil Corporation	[•]%	[•]%
     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes will be purchased by Morgan Stanley & Co. Incorporated (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.